                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               PALWEB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69763P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

PAUL A. KRUGER, C/O PALWEB CORPORATION, 2500 SOUTH MCGEE, NORMAN, OKLAHOMA 73072, 405/360-5047
------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 AUGUST 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 69763P106                                                  Page 2 of 6


--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSONS

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                          PAUL A. KRUGER
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                  (a) / /
                  (b) / /
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                          SC;AF;PF
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             ...................
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                          UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF      (7) SOLE VOTING POWER                   76,954,996
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8) SHARED VOTING POWER
   OWNED BY       --------------------------------------------------------------
    EACH          (9) SOLE DISPOSITIVE POWER              66,204,996
  REPORTING       --------------------------------------------------------------
   PERSON         (10) SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          76,954,996
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          31.7%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                          IN
--------------------------------------------------------------------------------

CUSIP No. 69763P106                                                  Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $.10 per share, of PalWeb (the "Issuer"), the principal executive offices of which are located at 1607 West Commerce Street, Dallas, Texas 75208.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Paul A. Kruger

         (b) Mr. Kruger's business address is 2500 South McGee, Norman, Oklahoma 73072.

         (c) Mr. Kruger's principal occupation is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer, which has its offices at the address specified in
                  Item 1 above. The Issuer is engaged primarily in the business of i) manufacturing and selling plastic pallets and ii) designing, manufacturing and selling large plastic injection molding machines and systems.

         (d) Mr. Kruger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kruger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Kruger is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In October 1998, Pace Plastic Pallets, Inc. ("Pace"), an indirect wholly owned corporation of Mr. Kruger, acquired 10 million shares of PalWeb from the former Chairman of the Board of PalWeb, Michael John, in exchange for Pace's agreement to purchase certain machinery and make an earnest money deposit of $300,000.

         In January 1999, Paceco Financial Services, Inc. ("Paceco"), an indirect wholly owned corporation of Mr. Kruger, entered into a consulting agreement with PalWeb and Plastic Pallet Production, Inc. ("PPP"), a wholly owned subsidiary of PalWeb. Under the terms of the consulting agreement, Paceco received 41 million shares of PalWeb Common Stock in exchange

CUSIP No. 69763P106                                                  Page 4 of 6


for $189,000 in cash and comprehensive management assistance to PPP. Of the 41 million shares received by Paceco, 32,500,000 were retained by Paceco, 250,000 shares were distributed to each of Mr. Kruger's minor children and 830,000 shares were distributed to Hildalgo Trading Company, L.C. ("Hildalgo"), a limited liability company wholly owned by Mr. Kruger.

         On January 10, 2000, Mr. Kruger and two of his wholly owned companies, Hildalgo and Onward, L.L.C. ("Onward") received the following number of shares of Common Stock of PalWeb as consideration for the cancellation of the debt set forth opposite of each party's name:

                               DEBT OWED        NO. OF SHARES ISSUED IN
         PARTY'S NAME          BY PALWEB       CANCELLATION OF SUCH DEBT
         ------------          ---------       -------------------------
         Hildalgo              $701,000                7,010,000
         Onward                 312,429                3,124,786
         Paul A. Kruger         174,000                1,740,000


         Also on January 10, 2000, Hildalgo received 3,500,210 shares of Common Stock of PalWeb in consideration for consulting services provided to PalWeb by Hildalgo.

         An additional one million shares of Common Stock of PalWeb were acquired by Pace through default on a loan by Michael John in December of 1998. These shares were transferred to Paceco on January 10, 2000, giving Paceco a total of 43,500,000 shares of Common Stock of PalWeb.

         On April 3, 2000, PalWeb acquired Paceco by means of a merger of Paceco's parent company, Pace Holding, Inc. ("Pace Holding"), into a wholly owned subsidiary of PalWeb, PP Financial, Inc. In the acquisition, PalWeb issued 50 million shares of its Common Stock to Paul Kruger, the sole shareholder of Pace Holding, in exchange for all the outstanding stock of Pace Holding, and Paceco became an indirect wholly owned subsidiary of PalWeb.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer beneficially owned by Mr. Kruger were acquired for investment purposes. Except as described below, Mr. Kruger does not have any present plans for any actions which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

CUSIP No. 69763P106                                                  Page 5 of 6


         (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         PalWeb is a development stage company experiencing financial difficulty and is currently pursuing all financial and strategic opportunities. An affiliate of Paul Kruger has loaned funds to PalWeb in the past and may loan funds in the future, which are secured by assets of PalWeb and/or one of its subsidiaries. PalWeb is pursuing all possible financing alternatives, any of which could have one or more of the effects described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Kruger beneficially owns 76,954,996 shares of the Issuer's Common Stock, representing 31.7% of the class.

         (b) Of the 76,954,996 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger has the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 66,204,996 shares. Of these 66,204,996 shares, Mr. Kruger owns 51,740,000 individually, 11,340,210 through Hildalgo and

CUSIP No. 69763P106                                                  Page 6 of 6


                  3,124,786 through Onward. Of the remaining 10,750,000 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger holds 500,000 shares on behalf of his minor children of which he only holds the power to vote and 10,250,000 shares pursuant to proxies of which he only holds the power to vote.

         (c) Mr. Kruger has not effected a transaction in the Common Stock of the Issuer during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 29, 1999, Michael John granted to Mr. Kruger an irrevocable proxy to vote all shares of Common Stock of PalWeb owned by him for a period of ten years. As of June 2000, PalWeb's transfer agent reported that Michael John owns 10,250,000 shares of PalWeb Common Stock. However, Michael John has publicly claimed that he only owns 240,000 shares of Common Stock of PalWeb.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Irrevocable Proxy granted by Michael John to Paul Kruger dated April 29, 1999.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        10/16/00                             /s/ Paul A. Kruger
------------------------    ---------------------------------------------------
Date                        Signature

                            Paul A. Kruger, Chairman of the Board and President
                            ---------------------------------------------------
                            Name/Title